[Cooley Godward LLP letterhead]

April 9, 2002

Wild Oats Markets, Inc.
3375 Mitchell Lane
Boulder, Colorado 80301-2244

Dear Ladies and Gentlemen:

You have requested our opinion with respect to certain matters in connection with the filing by Wild Oats Markets, Inc. (the "Company") of a Registration Statement on Form S-3 (the "Registration Statement") with the Securities and Exchange Commission covering the registration of 123,153 shares of the Company's common stock, $.001 par value (the "Shares") which are owned by certain selling stockholders named in the Registration Statement.

In connection with this opinion, we have examined the Registration Statement and related Prospectus, your Certificate of Incorporation and By-laws, as amended, and such other documents, records, certificates, memoranda and other instruments as we deem necessary as a basis for this opinion. We have assumed the genuineness and authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies thereof, and the due execution and delivery of all documents where due execution and delivery are a prerequisite to the effectiveness thereof.

On the basis of the foregoing, and in reliance thereon, we are of the opinion that the Shares, when sold in accordance with the Registration Statement, will be validly issued, fully paid and nonassessable.

We consent to the reference to our firm under the caption "Legal Matters" in the prospectus included in the Registration Statement and to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

Cooley Godward LLP

By:

Francis R. Wheeler